Exhibit 99.1

Gaffney, Cline & Associates, Inc. 1300 Post Oak Blvd., Suite 1000 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

DAA/gjh/C1900.02/gcah.119.13	March 27, 2013

Mr. Javier Sanagua

Director de Reservas, YPF S.A.

Macacha Güemes 515

C1106BKK Buenos Aires

Argentina

Hydrocarbon Proved Reserve Statement for YPF S.A

Certain Operated Argentine Properties as of September 30, 2012

Dear Mr. Javier Sanagua,

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on March 27, 2013 at the request of YPF S.A. (YPF), operator of certain assets in Neuquén, Rio Negro, Mendoza, Chubut and Santa Cruz Provinces in Argentina. YPF holds 100% interest participation in these assets with the exception of those described below.

Reserves Area	Working Interest (%)
Llancanelo	51
Río Tunuyán	60
Zampal Oeste	70
Bandurria	54.54
Cañadón Perdido	50
Zona Central - Bella Vista Este	50

GCA has conducted an independent audit examination as of September 30, 2012, of the hydrocarbon liquid and natural gas proved reserves 41 units. This report is intended for inclusion in YPF’s filings (20-F, F-3) with the United States Securities and Exchange Commission.

On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statements given in the table below.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Statement of Remaining Hydrocarbon Volumes

YPF S.A. Certain Operated Properties in Argentina

As of September 30, 2012

	Gross (100%) Field Volumes		YPF Net Reserves
	Liquids (MMm3)	Gas (Bm3)	Liquids (MMm3)	Gas (Bm3)
Proved
Developed	12.8	2.6	11.7	2.5
Undeveloped	4.3	1.0	3.7	1.0

Total Proved	17.1	3.6	15.4	3.5

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and NGL estimated to be recovered during field separation and plant processing and are reported in millions of stock tank cubic meters. Natural gas volumes represent expected gas sales, and are reported in billion (109) standard cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere). The volumes have not been reduced for fuel usage in the field. Based on the interpretation that Argentine royalties are a financial obligation or substantially equivalent to a production or similar tax, royalties payable to the provinces have not been deducted from the reported volumes.

The following tables present consumption gas, as a percentage of produced gas for each area.

Area	Consumed Gas (%)
Cañadón Amarillo	100%
Ceferino	100%
Cerro Mollar Norte	—
Estructura Cruz de Piedra-Lunlunta	38%
Filo Morado	—
L. Carrizal	—
La Brea	100%
Llancanelo	—
Loma Alta Sur	100%
Loma de la Mina	100%
Los Cavaos	80%
Pampa Palauco	—
Paso Bardas Norte	22%
Puesto Molina Norte	—
Puesto Molina	—
Puntilla de Huincan	—
Río Tunuyán	—

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Area	Consumed Gas (%)
Ugarteche	100%
Zampal Oeste	—
Bandurria	—
Octógono	1%
Portezuelo Minas	—
Puesto Cortadera	—
Bajo del Piche	74%
Cerro Hamaca	100%
El Medanito	—
Piedras Negras - Señal Lomita	94%
Punta Barda	100%
Señal Cerro Bayo	100%
Volcán Auca Mahuida	100%
Cañadón Perdido	100%
El Trébol	100%
Escalante	96%
Zona Central - Bella Vista Este	100%
Cañadón Vasco	100%
Cerro Piedra-Cerro Guadal Norte	56%
El Cordón	79%
El Destino	100%
Pico Truncado	100%

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

The tables below contain the reserves for each unit area. Liquid volumes are reported here in thousands of stock tank cubic meters and natural gas in million standard cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere)

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Note: The totals in the following tables could have rounding differences arising from hidden decimals of the individual quoted reserve values.

Statement of 100% Gross Field Volumes

YPF S.A. Certain Operated Properties in Argentina

as of September 30, 2012

Liquid Hydrocarbon Volumes

	Proved
	Developed
Area	Producing Mm3	Non Producing Mm3	Undeveloped Mm3	Total Mm3
Cañadón Amarillo	232	—	188	420
Ceferino	37	—	—	37
Cerro Mollar Norte	45	—	—	45
Estructura Cruz de Piedra-Lunlunta	946	—	38	985
Filo Morado	117	—	—	117
L. Carrizal	307	—	94	401
La Brea	—	—	—	—
Llancanelo	166	—	485	650
Loma Alta Sur	429	—	218	647
Loma de la Mina	181	—	—	181
Los Cavaos	715	—	81	796
Pampa Palauco	246	—	—	246
Paso Bardas Norte	7	—	—	7
Paso Bardas Norte	106	—	—	106
Puesto Molina Norte	2	—	23	25
Puesto Molina	—	—	—	—
Puesto Molina	—	—	—	—
Puntilla de Huincan	—	—	—	—
Río Tunuyán	232	—	—	232
Ugarteche	446	—	0	446
Zampal Oeste	—	—	—	—
Bandurria	2	—	—	2
Octógono	9	—	0	9
Portezuelo Minas	—	—	—	—
Puesto Cortadera	3	—	3	6
Bajo del Piche	68	—	—	68
Cerro Hamaca	198	—	—	198
El Medanito	579	—	336	915
Piedras Negras - Señal Lomita	—	—	—	—
Punta Barda	138	—	—	138
Señal Cerro Bayo	725	—	58	783
Volcán Auca Mahuida	674	68	441	1,184
Cañadón Perdido	334	—	160	494
El Trébol	1,093	—	191	1,284
Escalante	565	—	361	926
Zona Central - Bella Vista Este	1,536	26	547	2,109
Cañadón Vasco	163	—	115	279
Cerro Piedra-Cerro Guadal Norte	219	—	65	285
El Cordón	445	—	299	744
El Destino	583	—	200	783
Pico Truncado	1,162	—	431	1,593

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Natural Gas Volumes

	Proved
	Developed		Undeveloped MMm[3]	Total MMm[3]
Area	Producing MMm[3]	Non Producing MMm[3]
Cañadón Amarillo	20	—	—	20
Ceferino	0	—	—	0
Cerro Mollar Norte	—	—	—	—
Estructura Cruz de Piedra-Lunlunta	11	—	0	11
Filo Morado	299	—	—	299
L. Carrizal	3	—	1	4
La Brea	—	—	—	—
Llancanelo	—	—	—	—
Loma Alta Sur	1	—	—	1
Loma de la Mina	22	—	—	22
Los Cavaos	260	—	—	260
Pampa Palauco	0	—	—	0
Paso Bardas Norte	360	—	0	360
Paso Bardas Norte	623	—	—	623
Puesto Molina Norte	—	—	—	—
Puesto Molina	0	—	—	0
Puesto Molina	—	—	—	—
Puntilla de Huincan	—	—	—	—
Río Tunuyán	4	—	—	4
Ugarteche	7	—	0	7
Zampal Oeste	—	—	—	—
Bandurria	—	—	—	—
Octógono	63	—	0	63
Portezuelo Minas	—	—	—	—
Puesto Cortadera	151	3	97	250
Bajo del Piche	37	—	—	37
Cerro Hamaca	17	—	—	17
El Medanito	29	—	20	49
Piedras Negras - Señal Lomita	37	—	690	727
Punta Barda	0	—	0	0
Señal Cerro Bayo	90	—	—	90
Volcán Auca Mahuida	35	4	23	62
Cañadón Perdido	14	—	—	14
El Trébol	14	—	6	20
Escalante	93	—	37	130
Zona Central - Bella Vista Este	18	—	5	23
Cañadón Vasco	30	—	15	45
Cerro Piedra-Cerro Guadal Norte	41	—	6	47
El Cordón	39	—	10	49
El Destino	63	—	26	88
Pico Truncado	176	—	73	249

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Statement of Reserves Net to YPF

Certain Operated Properties in Argentina, as of September 30, 2012

Liquid Hydrocarbon Volumes

	Proved
	Developed		Undeveloped Mm3	Total Mm3
Area	Producing Mm3	Non Producing Mm3
Cañadón Amarillo	232	—	188	420
Ceferino	37	—	—	37
Cerro Mollar Norte	45	—	—	45
Estructura Cruz de Piedra-Lunlunta	946	—	38	985
Filo Morado	117	—	—	117
L. Carrizal	307	—	94	401
La Brea	—	—	—	—
Llancanelo	85	—	247	332
Loma Alta Sur	429	—	218	647
Loma de la Mina	931	13	389	1,333
Los Cavaos	715	—	81	796
Pampa Palauco	246	—	—	246
Paso Bardas Norte	7	—	—	7
Paso Bardas Norte	106	—	—	106
Puesto Molina Norte	2	—	23	25
Puesto Molina	—	—	—	—
Puesto Molina	—	—	—	—
Puntilla de Huincan	—	—	—	—
Río Tunuyán	139	—	—	139
Ugarteche	446	—	0	446
Zampal Oeste	—	—	—	—
Bandurria	1	—	—	1
Octógono	9	—	0	9
Portezuelo Minas	—	—	—	—
Puesto Cortadera	3	—	3	6
Bajo del Piche	68	—	—	68
Cerro Hamaca	198	—	—	198
El Medanito	579	—	336	915
Piedras Negras - Señal Lomita	—	—	—	—
Punta Barda	138	—	—	138
Señal Cerro Bayo	725	—	58	783
Volcán Auca Mahuida	674	68	441	1,184
Cañadón Perdido	167	—	80	247
El Trébol	1,093	—	191	1,284
Escalante	565	—	361	926
Zona Central - Bella Vista Este	768	13	273	1,054
Cañadón Vasco	163	—	115	279
Cerro Piedra-Cerro Guadal Norte	219	—	65	285
El Cordón	445	—	299	744
El Destino	583	—	200	783
Pico Truncado	1,162	—	431	1,593

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Natural Gas Volumes

	Proved
	Developed		Undeveloped MMm[3]	Total MMm[3]
Area	Producing MMm[3]	Non Producing MMm[3]
Cañadón Amarillo	20	—	—	20
Ceferino	0	—	—	0
Cerro Mollar Norte	—	—	—	—
Estructura Cruz de Piedra-Lunlunta	11	—	0	11
Filo Morado	299	—	—	299
L. Carrizal	3	—	1	4
La Brea	—	—	—	—
Llancanelo	—	—	—	—
Loma Alta Sur	1	—	—	1
Loma de la Mina	39	—	17.37	57
Los Cavaos	260	—	—	260
Pampa Palauco	0	—	—	0
Paso Bardas Norte	360	—	0	360
Paso Bardas Norte	623	—	—	623
Puesto Molina Norte	—	—	—	—
Puesto Molina	0	—	—	0
Puesto Molina	—	—	—	—
Puntilla de Huincan	—	—	—	—
Río Tunuyán	2	—	—	2
Ugarteche	7	—	0	7
Zampal Oeste	—	—	—	—
Bandurria	—	—	—	—
Octógono	63	—	0	63
Portezuelo Minas	—	—	—	—
Puesto Cortadera	151	3	97	250
Bajo del Piche	37	—	—	37
Cerro Hamaca	17	—	—	17
El Medanito	29	—	20	49
Piedras Negras - Señal Lomita	37	—	690	727
Punta Barda	0	—	0	0
Señal Cerro Bayo	90	—	—	90
Volcán Auca Mahuida	35	4	23	62
Cañadón Perdido	7	—	—	7
El Trébol	14	—	6	20
Escalante	93	—	37	130
Zona Central - Bella Vista Este	9	—	2	11
Cañadón Vasco	30	—	15	45
Cerro Piedra-Cerro Guadal Norte	41	—	6	47
El Cordón	39	—	10	49
El Destino	63	—	26	88
Pico Truncado	176	—	73	249

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

It is our understanding that the proved reserves estimated in this report constitute approximately 12.7% percent of YPF’s Proved Reserves; it is also our understanding that the Proved Undeveloped Reserves estimated in this report constitute approximately 14.6% percent of all YPF’s Proved Undeveloped Reserves as of September 30, 2012. These proportions are on a barrel oil equivalent (BOE) basis. GCA is not in a position to verify this statement as it was not requested to review YPF’s other oil and gas assets. Our study was completed on January 31, 2013.

GCA’s audit of the YPF reserves estimates was based on decline curve analysis to extrapolate the production of existing wells or elaborate type curves to estimate future production from the locations proposed by YPF. Geological information, material balance, fluid laboratory tests and other pertinent information was used to assess the reserves estimates and the classification/categorization of the proposed development plan.

This audit examination was based on reserve estimates and other information provided by YPF to GCA through December 2012 and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare the report. All questions that arose during the course of the audit process were resolved to our satisfaction. Significant differences between GCA and YPF estimates are explained and presented in Appendix I

The economic tests for the September 30, 2012 Reserve volumes were based on realized crude oil, condensate, NGL and average gas sales prices as shown in the following table, as advised by YPF. A prior twelve-month first-day-of-the-month average price for West Texas Intermediate (WTI) crude of US$94.95/Bbl serves as the foundation for the oil, condensate and gasoline price. YPF is subject to extensive regulations relating to the oil and gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes that apply until 2017 according to Law 26,217, all of which affect the realized prices of oil and other products in the domestic market. As a result, crude oil prices used to determine reserves are set at the beginning of every month until 2012, for crude oils of different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market, taking into account the effects of Law 26,217. Additionally, a significant portion of the Argentine gas market is regulated. Natural gas prices for the residential and power generation segments, as well as natural gas for vehicles, are regulated by the government. Natural gas prices for industrial consumers are negotiated by market participants on a private basis. As a result, there are no benchmark market natural gas prices available in Argentina. GCA audited and accepted the methodology and prices used by YPF in estimating the reserves in Argentina. In addition, YPF increments the crude oil, condensate and gasoline price in 2017 due to the scheduled expiration of the export retention tax mentioned above. Caution is advised in this regard as the export tax has been scheduled to expire several times in the recent past but extended as the deadline approached. Maintaining the current price would no doubt have an impact on the reserves estimates.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

	Prices Based on WTI US$ 94.95/Bbl
	Crude Oil Condensate Gasoline 2013-2016	Crude Oil Condensate Gasoline 2017+	NGL - Plant A	NGL - Plant B	Natural Gas 2013+
Area	US$/Bbl	US$/Bbl	US$/Bbl	US$/Bbl	US$/MMBTU
Cañadón Vasco	67.23	88.85	—	—	—
Cerro Piedra - Cerro Guadal Norte	67.23	88.85	—	—	2.67
El Cordón	67.23	88.85	—	—	2.91
El Destino	67.23	88.85	—	—	—
Pico Truncado	67.23	88.85	—	—	-0.06
Cañadón Perdido	66.23	87.85	—	—	—
El Trébol	66.23	87.85	—	—	—
Escalante	66.23	87.85	—	—	2.66
Zona Central - Bella Vista Este	66.23	87.85	—	—	—
Los Cavaos	64.03	85.65	—	23.32	2.68
Cerro Mollar Norte	64.03	85.65	—	—	—
La Brea	64.03	85.65	—	—	—
Llancanelo	64.03	85.65	—	—	—
Loma Alta Sur	64.03	85.65	—	—	—
Loma de la Mina	64.03	85.65	—	—	—
Pampa Palauco	64.03	85.65	—	—	—
Ceferino	67.33	88.95	—	—	—
Estructura Cruz de Piedra - Lunlunta	67.33	88.95	—	—	3.12
L. Carrizal	67.33	88.95	—	—	3.12
Río Tunuyán	67.33	88.95	—	—	3.08
Ugarteche	67.33	88.95	—	—	—
Bajo del Piche	73.31	93.95	—	—	2.78
Barranca de los Loros	73.31	93.95	—	—	—
Cerro Hamaca	73.31	93.95	—	—	—
El Medanito	73.31	93.95	—	—	2.03
Las Manadas	73.31	93.95	—	—	—
Punta Barda	73.31	93.95	—	—	—
Señal Picada Neuquén	73.31	93.95	—	—	—
Señal Picada Río Negro	73.31	93.95	—	—	—
Aguada Toledo - Sierra Barrosa	72.89	93.53	—	—	2.21
Octógono	72.89	93.53	—	—	2.43
Puesto Cortadera	72.89	93.53	—	—	2.26
Cañadón Amarillo	71.76	92.40	—	—	0.00
Cerro Negro	71.76	92.40	—	—	—
Chihuido La Salina	71.76	92.40	20.87	24.82	—
Chihuido La Salina Sur	71.76	92.40	20.87	24.82	2.23

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

	Prices Based on WTI US$ 94.95/Bbl
	Crude Oil Condensate Gasoline 2013-2016	Crude Oil Condensate Gasoline 2017+	NGL - Plant A	NGL - Plant B	Natural Gas 2013+
Area	US$/Bbl	US$/Bbl	US$/Bbl	US$/Bbl	US$/MMBTU
Desfiladero Bayo Mendoza	71.76	92.40	—	—	—
Desfiladero Bayo Neuquén	71.76	92.40	—	—	—
El Portón Mendoza	71.76	92.40	20.87	24.82	—
El Portón Neuquen	71.76	92.40	20.87	24.82	2.23
Filo Morado	71.76	92.40	20.87	24.82	2.51
Paso Bardas Norte Mendoza	71.76	92.40	20.87	24.82	2.36
Paso Bardas Norte Neuquén	71.76	92.40	20.87	24.82	2.36
Puesto Molina Mendoza	71.76	92.40	—	—	—
Puesto Molina Neuquén	71.76	92.40	—	—	—
Puesto Molina Norte	71.76	92.40	—	—	—
Cerro Liupuca	71.76	92.40	—	—	—
Chihuido Sierra Negra	71.76	92.40	—	—	—
Piedras Negras - Señal Lomita	71.76	92.40	—	—	2.75
Puntilla Huincan	67.33	88.95	—	—	3.08
Bandurria	72.89	93.53	—	24.82	2.43
Portezuelo Minas	72.89	93.53	—	—	2.43

Future capital costs were derived from development program forecasts prepared by YPF for the fields. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that YPF has projected sufficient capital investments and operating expenses to produce economically the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at September 30, 2012, are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in 17-CFR Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (as set out in Appendix II). GCA concludes that the methodologies employed by YPF in the derivation of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process is adequate.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of YPF to produce the estimated reserves.

This assessment has been conducted within the context of GCA’s understanding of YPF’s petroleum property rights as represented by YPF’s management. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ,

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

perhaps materially, from those contained within this report. The accuracy of any reserve or resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve and resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, GCA served as independent reserve auditors. The firm’s officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit are included in Appendix III.

This report has been prepared at the request of YPF regarding assets it holds in Argentina and is for inclusion in YPF’s filings with the United States Securities and Exchange Commission.

YPF will obtain GCA’s prior written or email approval for the use with third parties and context of the use with third parties of any results, statements or opinions expressed by GCA to YPF, which are attributed to GCA. Such requirement of approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, websites, press releases, etc.

Yours sincerely,

Gaffney, Cline & Associates

Project Manager - Daniel Amitrano

Lead Reservoir and Petroleum Engineer

Peer Reviewer – David K. Morgan

Technical Director

Enclosures:

Appendix I:	Statement of Qualifications
Appendix II:	SEC Reserve Definitions
Appendix III	Glossary

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Appendix I

Statement of Qualification

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Statement of Qualifications

D. K. Morgan

D. K. Morgan is one of GCA’s Senior Technical Mangers and was responsible for overseeing the preparation of the audit. Mr. Morgan has over 44 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF S.A. and YPF S.A. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Appendix II

SEC Reserve Definitions

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

MODERNIZATION OF OIL AND GAS REPORTING1

Oil and Gas Reserves Definitions and Reporting

(a)	Definitions

(1) Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers’ fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition;

(iii)	Similar geological structure; and

(iv)	Same drive mechanism.

Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) Deterministic estimate. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

[1]	Extracted from 17 CFR Parts 210, 211, 229, and 249 [Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08] RIN 3235-AK00].

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

(7) Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i)	Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii)	Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii)	Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv)	Provide improved recovery systems.

(8) Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in pail as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)	Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or “G&G” costs.

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

(iii)	Dry hole contributions and bottom hole contributions.

(iv)	Costs of drilling and equipping exploratory wells.

(v)	Costs of drilling exploratory-type stratigraphic test wells.

(13) Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14)	Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

(15) Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16)	Oil and gas producing activities.

(i)	Oil and gas producing activities include:

(A)	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B)	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C)	The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(1)	Lifting the oil and gas to the surface; and

(2)	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D)	Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a “terminal point”, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a.	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b.	In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii)	Oil and gas producing activities do not include:

(A)	Transporting, refining, or marketing oil and gas;

(B)	Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C)	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D)	Production of geothermal steam.

(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are dearly documented, including comparisons to results in successful similar projects.

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) Production costs.

(i)	Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, they become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A)	Costs of labor to operate the wells and related equipment and facilities.

(B)	Repairs and maintenance.

(C)	Materials, supplies, arid fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D)	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E)	Severance taxes.

(ii)	Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

(21) Proved area. The part of a property to which proved reserves have been specifically attributed.

(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23)	Proved properties. Properties with proved reserves.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

(24) Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

(27) Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) Unproved properties. Properties with no proved reserves.

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Appendix III

Glossary

DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

GLOSSARY

List of Standard Oil Industry Terms and Abbreviations

ABEX	Abandonment Expenditure
ACQ	Annual Contract Quantity
°API	Degrees API (American Petroleum Institute)
AAPG	American Association of Petroleum Geologists
AVO	Amplitude versus Offset
A$	Australian Dollars
B	Billion (109)
Bbl	Barrels
/Bbl	per barrel
BBbl	Billion (109) Barrels
BHA	Bottom Hole Assembly
BHC	Bottom Hole Compensated
Bscf or Bcf	Billion (109) standard cubic feet
Bscfd or Bcfd	Billion (109) standard cubic feet per day
Bm3	Billion (109) cubic metres
bcpd	Barrels of condensate per day
BHP	Bottom Hole Pressure
blpd	Barrels of liquid per day
bpd	Barrels per day
boe	Barrels of oil equivalent @ xxx mcf/Bbl
boepd	Barrels of oil equivalent per day @ xxx mcf/Bbl
BOP	Blow Out Preventer
Bopd	Barrels oil per day
bwpd	Barrels of water per day
BS&W	Bottom sediment and water
BTU	British Thermal Units
bwpd	Barrels water per day
CBM	Coal Bed Methane
CO2	Carbon Dioxide
CAPEX	Capital Expenditure
CCGT	Combined Cycle Gas Turbine
cm	Centimetres
CMM	Coal Mine Methane
CNG	Compressed Natural Gas
Cp	Centipoise (a measure of viscosity)
CSG	Coal Seam Gas
CT	Corporation Tax
DCQ	Daily Contract Quantity
Deg C	Degrees Celsius
Deg F	Degrees Fahrenheit
DHI	Direct Hydrocarbon Indicator
DST	Drill Stem Test
DWT	Dead-weight ton
E&A	Exploration & Appraisal

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DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

E&P	Exploration and Production
EBIT	Earnings before Interest and Tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
EI	Entitlement Interest
EIA	Environmental Impact Assessment
EMV	Expected Monetary Value
EOR	Enhanced Oil Recovery
EUR	Estimated Ultimate Recovery
FDP	Field Development Plan
FEED	Front End Engineering and Design
FPSO	Floating Production, Storage and Offloading
FSO	Floating Storage and Offloading
ft	Foot/feet
Fx	Foreign Exchange Rate
g	Gram
g/cc	grams per cubic centimetre
gal	Gallon
gal/d	gallons per day
G&A	General and Administrative costs
GBP	Pounds Sterling
GDT	Gas Down to
GIIP	Gas initially in place
GJ	Gigajoules (one billion Joules)
GOR	Gas Oil Ratio
GTL	Gas to Liquids
GWC	Gas water contact
HDT	Hydrocarbons Down to
HSE	Health, Safety and Environment
HSFO	High Sulphur Fuel Oil
HUT	Hydrocarbons up to
H2S	Hydrogen Sulphide
IOR	Improved Oil Recovery
IPP	Independent Power Producer
IRR	Internal Rate of Return
J	Joule (Metric measurement of energy) 1 kilojoule = 0.9478 BTU)
k	Permeability
KB	Kelly Bushing
KJ	Kilojoules (one Thousand Joules)
kl	Kilolitres
km	Kilometres
km2	Square kilometres
kPa	Thousands of Pascals (measurement of pressure)
KW	Kilowatt
KWh	Kilowatt hour

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DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

LKG	Lowest Known Gas
LKH	Lowest Known Hydrocarbons
LKO	Lowest Known Oil
LNG	Liquefied Natural Gas
LoF	Life of Field
LPG	Liquefied Petroleum Gas
LTI	Lost Time Injury
LWD	Logging while drilling
m	Metres
M	Thousand
m3	Cubic metres
Mcf or Mscf	Thousand standard cubic feet
MCM	Management Committee Meeting
MMcf or MMscf	Million standard cubic feet
m3d	Cubic metres per day
mD	Measure of Permeability in millidarcies
MD	Measured Depth
MDT	Modular Dynamic Tester
Mean	Arithmetic average of a set of numbers
Median	Middle value in a set of values
MFT	Multi Formation Tester
mg/l	milligrams per litre
MJ	Megajoules (One Million Joules)
Mm3	Thousand Cubic metres
Mm3d	Thousand Cubic metres per day
MM	Million
MMBbl	Millions of barrels
MMBTU	Millions of British Thermal Units
Mode	Value that exists most frequently in a set of values = most likely
Mscfd	Thousand standard cubic feet per day
MMscfd	Million standard cubic feet per day
MW	Megawatt
MWD	Measuring While Drilling
MWh	Megawatt hour
mya	Million years ago
NGL	Natural Gas Liquids
N2	Nitrogen
NPV	Net Present Value
OBM	Oil Based Mud
OCM	Operating Committee Meeting
ODT	Oil down to
OPEX	Operating Expenditure
OWC	Oil Water Contact
p.a.	Per annum

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DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

Pa	Pascals (metric measurement of pressure)
P&A	Plugged and Abandoned
PDP	Proved Developed Producing
PI	Productivity Index
PJ	Petajoules (10[15] Joules)
PSDM	Post Stack Depth Migration
psi	Pounds per square inch
psia	Pounds per square inch absolute
psig	Pounds per square inch gauge
PUD	Proved Undeveloped
PVT	Pressure volume temperature
P10	10% Probability
P50	50% Probability
P90	90% Probability
Rf	Recovery factor
RFT	Repeat Formation Tester
RT	Rotary Table
Rw	Resistivity of water
SCAL	Special core analysis
cf or scf	Standard Cubic Feet
cfd or scfd	Standard Cubic Feet per day
scf/ton	Standard cubic foot per ton
SL	Straight line (for depreciation)
so	Oil Saturation
SPE	Society of Petroleum Engineers
SPEE	Society of Petroleum Evaluation Engineers
ss	Subsea
STB	Stock tank barrel
STOIIP	Stock tank oil initially in place
sw	Water Saturation
T	Tonnes
TD	Total Depth
Te	Tonnes equivalent
THP	Tubing Head Pressure
TJ	Terajoules (10[12] Joules)
Tscf or Tcf	Trillion (1012) standard cubic feet
TCM	Technical Committee Meeting
TOC	Total Organic Carbon
TOP	Take or Pay
Tpd	Tonnes per day
TVD	True Vertical Depth
TVDss	True Vertical Depth Subsea
USGS	United States Geological Survey
US$	United States Dollar
VSP	Vertical Seismic Profiling
WC	Water Cut

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DAA/gjh/C1900.02/gcah.119.13 YPF S.A.

WI	Working Interest
WPC	World Petroleum Council
WTI	West Texas Intermediate
wt%	Weight percent
1H05	First half (6 months) of 2005 (example of date)
2Q06	Second quarter (3 months) of 2006 (example of date)
2D	Two dimensional
3D	Three dimensional
4D	Four dimensional
1P	Proved Reserves
2P	Proved plus Probable Reserves
3P	Proved plus Probable plus Possible Reserves
%	Percentage

5